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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)

                       (Amendment No. __) *


                      Northfield Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)

                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)


                          666114 10 3
                      --------------------
                         (CUSIP Number)

                             N/A
    ------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [x]  Rule 13d-1(b)

  [x]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 8 pages
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CUSIP No.  666114 10 3            13G        Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON:

     Northfield Bancorp, Inc.
     Employee Stock Ownership Plan Trust

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     52-2132550

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Maryland

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            38,035

7.   SOLE DISPOSITIVE POWER              0

8.   SHARED DISPOSITIVE POWER        2,194

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                        38,035

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   8.0%

12.  TYPE OF REPORTING PERSON*   EP
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CUSIP No.  666114 10 3            13G        Page 3 of 8 Pages


1.   NAME OF REPORTING PERSON:

     J. Thomas Hoffman

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)

     ____________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                    0

6.   SHARED VOTING POWER             45,626

7.   SOLE DISPOSITIVE POWER               0

8.   SHARED DISPOSITIVE POWER        11,980

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                          45,626

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.6%

12.  TYPE OF REPORTING PERSON*   IN
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CUSIP No.  666114 10 3            13G        Page 4 of 8 Pages


1.   NAME OF REPORTING PERSON:

     E. Thomas Lawrence, Jr.

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)

     ____________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             1,200

6.   SHARED VOTING POWER          39,640

7.   SOLE DISPOSITIVE POWER            0

8.   SHARED DISPOSITIVE POWER      4,994

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       40,840

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.6%

12.  TYPE OF REPORTING PERSON*   IN
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CUSIP No.  666114 10 3            13G        Page 5 of 8 Pages


1.   NAME OF REPORTING PERSON:

     W. Robert Rush

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)

     ____________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             5,471

6.   SHARED VOTING POWER          39,654

7.   SOLE DISPOSITIVE POWER            0

8.   SHARED DISPOSITIVE POWER      6,008

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       46,125

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.5%

12.  TYPE OF REPORTING PERSON*   IN
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                                               Page 6 of 8 Pages


ITEM 1(a) NAME OF ISSUER:
     Northfield Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     8005 Harford Road
     Baltimore, Maryland 21234

ITEM 2(a) NAME OF PERSON(S) FILING:
     Northfield Bancorp, Inc. Employee Stock Ownership Plan
Trust ("ESOP"), and the following individuals who serve as its trustees: J. Thomas Hoffman, E. Thomas Lawrence, Jr. and
W. Robert Rush.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(c) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $0.01 per share.

ITEM 2(e) CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
        OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c), and applicable SEC no-action letters.
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                                               Page 7 of 8 Pages
ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Northfield Bancorp, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual
capacity certifies that, to the best of his knowledge and
belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                               Page 8 of 8 Pages
SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHFIELD BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

By: /s/ J. Thomas Hoffman                      January 6, 1999
    -----------------------------------        ---------------
    J. Thomas Hoffman, as Trustee              Date


By: /s/ E. Thomas Lawrence, Jr.                January 6, 1999
    ----------------------------------         ---------------
    E. Thomas Lawrence, Jr. as Trustee         Date


By: /s/ W. Robert Rush                         January 6, 1999
    ----------------------------------         ---------------
    W. Robert Rush, as Trustee                 Date


    /s/ J. Thomas Hoffman                      January 6, 1999
    -----------------------------------        ---------------
    J. Thomas Hoffman, as an Individual        Date
    Stockholder

    /s/ E. Thomas Lawrence, Jr.                January 6, 1999
    ----------------------------------         ---------------
    E. Thomas Lawrence, Jr. as an              Date
    Individual Stockholder


    /s/ W. Robert Rush                         January 6, 1999
    ----------------------------------         ---------------
    W. Robert Rush, as an Individual           Date
    Stockholder